Item 77D - Deutsche Health and Wellness Fund
(a series of Deutsche Securities Trust)
Effective June 2, 2014 DWS Health Care Fund changed its name to DWS Health and Wellness
Fund. Effective August 11, 2014 DWS Health and
Wellness Fund further changed its name to Deutsche Health and Wellness Fund.

Accordingly, the Fund has changed its Main investments to:
Main investments. Under normal circumstances, the fund will invest at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies in the health care and wellness sectors. For purposes of the fund's 80% investment policy, to be considered part of the health care or wellness sectors, companies must commit at least half of their assets to, or derive at least half of their revenues or net income from, that sector. Industries in the health care sector include pharmaceuticals, biotechnology, medical products and supplies, and health care services. The portfolio managers consider wellness-related companies to include companies in the health care industry and other companies that provide products or services that promote or aid in achieving a healthy lifestyle (for example, healthy food and nutrition companies and gym operators).
The fund concentrates its assets (i.e. invests at least
25% of its assets) in securities related to the health care sector.

The fund invests primarily in securities of US companies, but may invest in foreign companies as well. The fund may invest in companies of any size.
While the fund invests mainly in common stocks, it may also invest up to 20% of total assets in US
Treasury and US agency debt obligations.


 For internal use only

S:\Shared\Financial Reporting\Deam\Production\2014\11.2014\N-SAR\N-
SAR Backup\Deutsche Securities Trust\Item 77D - Deutsche Health And Wellness Fund.Docx
 For internal use only

 For internal use only